Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
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January 30, 2007

VIA FEDERAL EXPRESS

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Re:	Israel Technology Acquisition Corp. Preliminary Proxy Statement Filed January 8, 2007 File No. 000-51259

Dear Mr. Reynolds:

On behalf of Israel Technology Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated January 23, 2007, relating to the above-captioned Preliminary Proxy Statement (“Proxy Statement”). Captions and page references herein correspond to those set forth in the amended Proxy Statement. We are also delivering three (3) courtesy copies of such marked amended Proxy Statement to John Zitko. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

We initially wish to advise the Staff that the Company continues to believe that the merger with IXI Mobile, Inc. (“IXI Mobile”) is in the best interests of the Company’s stockholders. Despite IXI Mobile being delayed in achieving its 2006 revenue goals - principally because of insufficient working capital due to the delay in obtaining a bridge loan and the delay in consummating the merger with the Company - IXI Mobile is now offering its Ogo product in 6 markets (versus only 2 at March 1, 2006), numerous reorders have occurred (indicating growing demand and customer satisfaction), ICQ, Inc., a leading instant messaging service provider, has concluded an agreement with IXI Mobile, and IXI Mobile’s target market remains largely untapped. As a result, the Company continues to believe that IXI Mobile can become a major player in the mobile data communications industry.

Mr. John Reynolds
Securities and Exchange Commission
January 30, 2007

As indicated below, the Company’s board of directors did not rely on the 2006 revenue target of $45 million as a factor in analyzing the fairness of the transaction to its stockholders. Instead, the Company’s board of directors recognized that IXI Mobile was at an early stage in achieving revenues, and that material revenue growth would likely occur following the merger (based on the assumption that sufficient working capital would be available through a number of sources, including the $20 million bridge loan, and the Company’s trust fund proceeds of over $34 million following the consummation of the merger). The specific revenue performance of 2006 was therefore not material to the Company’s board of directors.

In addition, IXI Mobile has a conservative policy of recognizing revenues only after the Ogo device is activated by the end user as opposed to recognizing such revenues upon delivery to its customers. Accordingly, when accounting revenues for the nine-month period ending September 30, 2006 of $9.0 million are aggregated with deferred revenues as of September 30, 2006 of $11.5 million (less deferred revenues of $4.1 million in 2005), IXI Mobile delivered to its customers products and services having a sales volume of approximately $16.4 million. While this amount is still below the $45 million revenue goal, it is encouraging considering the material funding delays, and IXI Mobile’s longer than expected sales cycle. This revenue base, in combination with IXI Mobile’s product and market validation, provides greater comfort than the 2007 to 2010 projections in the fairness opinion which the Company had access to when its board of directors initially approved the transaction.

General

1.
We note that there appears to be disclosure required Item 401 of Regulation S-K that relates to the business experience and directorships of your directors that was not disclosed in your IPO prospectus. Please disclose in your proxy the extent to which your IPO prospectus did not provide such disclosure and discuss any potential resultant liability to the company. We may have further comment.

The business experience and directorships of the Company’s existing directors presented in the Proxy Statement are identical to the information presented to investors in the Company’s IPO prospectus except for updating the name of the Nasdaq SmallCap Market to the Nasdaq Capital Market and including certain new information. Accordingly, we believe this comment is inapplicable.

2.
In connection with the preceding comment, and with respect to each of your directors, please affirmatively disclose each arrangement, agreement, understanding or otherwise, between such director and any other person(s) (naming such person(s)) pursuant to which he was or is to be selected as a director, as required by Item 401(a), or affirmatively disclose, with respect to each of your directors, that there are none. We may have further comment.

Mr. John Reynolds
Securities and Exchange Commission
January 30, 2007

Pursuant to the merger agreement between the Company and IXI Mobile, the Company and IXI Mobile have agreed to designate certain individuals to the Company’s board of directors for election at the Company’s special meeting of stockholders. However, the election of these individuals is not a condition to the consummation of the merger. Furthermore, there is no continuing arrangement (for instance, a voting agreement) which provides for these individuals to continue as directors following this meeting. We have revised the disclosure in the Proxy Statement to clarify the foregoing.

3.
We note a number of blank spaces throughout the prospectus. Please fill in such information that is currently known and update as necessary in subsequent amendments. We direct your attention to the market price, conversion price, and holders of record as examples.

We have filled in all blank spaces that we are able to fill in at this time. The conversion price information is required to be as of the record date which has not been set yet. Accordingly, such information will be filled in as soon as possible.

Letter to Stockholders

4.
Please explain the statement that if you do not vote or tell your broker how to vote, then it will be the same as voting against the merger. The merger is based upon the majority of the IPO shareholders present, in person or by proxy, at the meeting, If the shareholder fails to vote, it is unclear how they will be counted as present. Will broker non-votes be counted as present for the meeting? Please clarify.

We have revised the disclosure in the letter to stockholders to indicate that a failure to vote or a broker non-vote has no impact on the merger proposal.

Questions and Answers, page 3

5.
We note the requirement for investors to provide their certificates to the transfer agent prior to the meeting and vote. Please provide clear disclosure throughout the proxy statement regarding this additional step and explain the process for complying with this step. In addition, explain the reason for requiring this before the meeting, when there is no guarantee that conversion will occur, and explain the basis for making this a requirement of conversion. Please provide a detailed discussion of the risks to investors as a result of this change in the conversion teams. We may have further comment.

We clearly indicate the steps necessary for the Company’s stockholders to exercise conversion rights. For instance, in the “Questions and Answers about the Proposals” and “Conversion” sections of the Proxy Statement, we indicate as follow: “If you wish to exercise your conversion rights, you must (i) affirmatively vote against the merger proposal, (ii) demand that ITAC convert your shares into cash and (iii) tender your certificate to ITAC’s transfer agent prior to the meeting.” Accordingly, we believe it is clear what steps are necessary to perfect a stockholders’ conversion rights.

Mr. John Reynolds
Securities and Exchange Commission
January 30, 2007

Supplementally, the previous method of seeking conversion rights was subject to abuse by stockholders. Under the previous method, in order to perfect conversion rights, all a holder had to do was vote no against a proposed business combination and check a box on the proxy card indicating such holder was seeking conversion rights. Thereafter, the company would need to contact such stockholder to arrange for him to deliver his certificate to the company, as the company cannot pay the conversion price without physical possession of the certificate. As a result, the stockholder then had a “window of optionality” during which he could monitor the price of the common stock in the after market. If the price rose above the conversion price, he could sell his shares in the open market before actually delivering his shares to the company for cancellation.

We do not believe these changed procedures, however, harm stockholders or present any risks. Stockholders need only tender their certificate by the meeting date - they are not required to deliver it well in advance of the meeting. Furthermore, if a stockholder delivered his certificate for conversion and subsequently changed his mind, he simply needs to request that the Company return his certificate to him. Accordingly, we do not believe any revision to the disclosure is necessary.

6.
Please fill in the information regarding the current amount held in trust and the estimated conversion price as of the most recent practicable date. Such information should be updated in subsequent amendments. Also, clarify the most recent market price for your common stock. Provide this information throughout the proxy statement when referring to conversion rights and include in the letter to shareholders.

We have revised the disclosure in the Proxy Statement to include information such as recent market price and number of holders. However, the estimated conversion price is intended to be based off the record date which has not yet been established. We will include such information as soon as the record date is established.

7.
We note the disclosure that if this merger is not completed then you will continue to search for a target business and have until July 19, 2007. According to the terms set forth in the Form S-1, the six month extension (for a total of 24 months, i.e. to the July 19, 2007 date) is only available to complete the business combination contemplated by the letter of intent or definitive agreement. Therefore, the disclosure that the company has until July 19, 2007 to find another target business is inconsistent with the terms set forth in the Form S-1. It appears that if this business combination is not completed, then the company will be required to dissolve and liquidate. Please revise the disclosure throughout the proxy statement accordingly.

Mr. John Reynolds
Securities and Exchange Commission
January 30, 2007

We have revised the disclosure in the Proxy Statement to indicate that the Company will liquidate if it does not complete the business combination with IXI Mobile by July 19, 2007.

8.
We note the disclosure that the total revenue for 2006 will fall substantially short of the 2006 revenue target of $45 million contained in the merger agreement. Clarify whether this revenue target was utilized in the fairness opinion and clarify the impact the failure to reach this target has upon the validity of the results obtained from the fairness opinion. Also, clarify the impact the failure to reach the revenue target had upon the determination to recommend shareholders vote for the transaction and upon the determination that this transaction was fair to and in the best interests of shareholders.

The revenue target of $45 million for 2006 was not utilized in Trigger-Foresight’s discounted cash flow analysis, and does not affect the fairness opinion which the Company’s management relied upon in determining the fairness of the transaction to its stockholders.

There is no negative impact to the Company’s stockholders as a result of IXI Mobile’s failure to reach this revenue target because the target was created only to benefit IXI Mobile’s shareholders with additional shares if they met the revenue target. Although the achievement of the revenue target would have demonstrated greater than expected revenue results, the failure to achieve this result does not have a negative impact on the Company’s stockholders. Because IXI Mobile did not reach the revenue target, IXI Mobile’s shareholders will not receive the additional shares related to the achievement of this target. The failure of IXI Mobile to reach the revenue target has no effect on the Company’s recommendation to its stockholders to vote for the transaction, and upon the determination that this transaction is fair and in the best interests of the Company’s stockholders.

9.
We note the statements in this section and throughout the proxy statement that the fairness opinion is addressed only to the board of directors and that Trigger-Foresight has no legal responsibilities to any other entity. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Trigger-Foresight has consented to the fairness opinion being included with the proxy statement and therefore shareholders should be able to rely upon such opinion. We may have further comment.

We refer the Staff to page 16 of the Proxy Statement which states as follows:

Mr. John Reynolds
Securities and Exchange Commission
January 30, 2007

“In accordance with its engagement, Trigger-Foresight’s opinion is addressed solely to ITAC’s board for its use in connection with its review and evaluation of the merger. It is, therefore, Trigger-Foresight’s view that its duties in connection with its fairness opinion extend solely to ITAC’s board of directors and that it has no legal responsibilities in respect thereof to any other person or entity. Trigger-Foresight would likely assert the substance of this view and the disclaimer described above as a defense to claims and allegations, if any, that might hypothetically be brought or asserted against it by any persons or entities other than ITAC’s board of directors with respect to the aforementioned opinion and its financial analyses thereunder. However, because no court has definitively ruled to date on the availability of this defense to a financial advisor who furnished to its client for its exclusive use a fairness opinion, this issue necessarily would have to be judicially resolved on the merits in a final and non-appealable judgment of a court of competent jurisdiction. In all cases, the hypothetical assertion or availability of such a defense would have absolutely no effect on Trigger-Foresight’s rights and responsibilities under U.S. federal securities laws, or the rights and responsibilities of ITAC’s board of directors under applicable state law or under U.S. federal securities laws.”

Accordingly, Trigger-Foresight’s opinion is properly addressed solely to the Company’s board of directors, as is customarily done in similar transactions. We therefore do not believe any revision to the disclosure is necessary.

ITAC’s Recommendations to Stockholders; Reasons for the Merger, page 13

10.
We reissue comment four from our letter of December 20, 2006. We note the disclosure throughout your proxy that the “company’s total revenues for the year ending December 31, 2006 will fall substantially short of the 2006 revenue target of $45 million contained in the merger agreement.” In every location, please clarify how far short IXI’s revenues for December 31, 2006 were. If such information is not available, we again note the prior disclosure that IXI’s revenues for the six months ended June 30, 2006 were significantly lower than IXI’s previous expectations. Please update this statement as of the most recent financial statements. In addition, please disclose the previous expectations for the most recent financial statements. Since the interim financial period is not directly comparable to the year end target, it would appear that the comparison of actual interim results with the expectations for that interim period would be material to investors.

We direct the Staff’s attention to the disclosure contained on pages 16 and 63 which already provides readers information on IXI Mobile’s revenues as of September 30, 2006, the most updated available information at this time. We have revised the disclosure to include a comparison to actual interim results.

Mr. John Reynolds
Securities and Exchange Commission
January 30, 2007

11.
We reissue comment five from our letter of December 20, 2006. We note your response that you believe “IXI Mobile’s previous expectations are not material to the Company’s [ITAC’s] stockholders as expectations are never exact.” However, you also disclose that “ITAC conducted a due diligence review of IXI that included an industry analysis, a description of IXI’s existing business model, as well as valuation analysis and financial projections prepared by IXI and Trigger-Foresight, in order to enable the board of directors to ascertain the reasonableness of this range of consideration. During its negotiations with IXI, ITAC did not receive services from any financial advisor because its officers and directors believe that their experience and backgrounds were sufficient to enable them to make the necessary analyses and determinations.”

In tabular format, please disclose all financial projections provided by IXI to the ITAC board, comparing them with actual results. Specifically disclose each such projection that contained revenues relating to the development and supply agreement with AT&T Wireless Services, Inc., subsequently cancelled. Additionally, please disclose why you believe that, while “IXI Mobile’s previous expectations are not material to the Company’s stockholders,” they appeared to be material to ITAC’s board in selecting IXI as a target.

The Company has revised the disclosure in the Proxy Statement to disclose the financial projections provided by IXI Mobile to the Company’s board of directors, and comparing those projections to IXI Mobile’s actual results for 2006. There were no revenues in the IXI Mobile projections related to the development and supply agreement with AT&T Wireless Services, Inc., as that agreement had been terminated by the time IXI Mobile’s presentation was made to the Company’s board of directors. The financial projections provided by IXI Mobile were based on the assumption that IXI Mobile would merge with the Company. They also assumed that before the consummation of the merger, IXI Mobile would obtain a bridge loan in the first quarter of 2006. The bridge loan was not consummated until the end of June 2006, and the consummation of the merger has still not occurred. Accordingly, IXI Mobile’s 2006 financial projections have been delayed as a result.

The Company believes that IXI Mobile’s previous expectations are not material to the Company’s stockholders, and were also not material to the Company’s board in selecting IXI Mobile as a target. The Company’s board was not relying on IXI Mobile to achieve its 2006 projections, as a longer-term perspective was taken by the board in evaluating the suitability of IXI Mobile as a target. The Company’s board recognized that IXI Mobile was at an early stage in achieving revenues, and that material revenue growth would likely occur following the merger (based on the assumption that sufficient working capital would be available through a number of sources, including the $20 million bridge loan, and the Company’s trust fund proceeds of over $34 million following the consummation of the merger). Accordingly, the Company relied on the fairness opinion provided by Trigger-Foresight rather than relying on IXI Mobile’s projections.

Mr. John Reynolds
Securities and Exchange Commission
January 30, 2007

We have revised the disclosure in the Proxy Statement to reflect the foregoing.

Please note that the Company’s management was provided with November 5, 2005 projections. Such projections are attached hereto. However, the Company did not view these as material since such projections were based on the assumption that IXI Mobile would go public on the Tel Aviv stock exchange in the first quarter of 2006 (allowing it to obtain sufficient working capital to support product sales, R&D and operating expenses).

12.
In connection with the preceding comment, we reissue comment six from our letter of November 3, 2006. Please disclose whether ITAC’s board will re-evaluate its unanimous determination that the merger and the transactions contemplated thereby are fair to and in the best interests of ITAC and its stockholders in light IXI’s continued financial decline since the ITAC board’s determination to approve and declared advisable the merger proposal.

We note your response that “the Company’s board of directors determined that the merger [was] fair and in the best interests of the Company and its stockholders without regard to whether IXI Mobile would meet the revenue target.” However, as noted above, you also disclose that the ITAC board considered financial projections prepared by IXI in order to ascertain the consideration to be paid for IXI.

The Company continues to stand by its unanimous determination that the merger and the transactions contemplated thereby are fair to and in the best interests of the Company and its stockholders notwithstanding IXI Mobile’s financial performance. In furtherance of this fact, on December 28, 2006, the Company’s board agreed to extend the termination date of the merger agreement for an additional six months. This amendment to the merger agreement was filed with the SEC in a Current Report on Form 8-K filed on January 5, 2007.

We direct the Staff’s attention to our response to comment 11 regarding the Company’s use of IXI Mobile’s financial projections.

Background of the Merger, page 50

13.
We note your disclosure on page 50 that “The terms of the merger agreement are the result of arm’s-length negotiations between representatives of ITAC and IXI.” In tabular format, please disclose any and all relationships, connections, affiliations, agreements, or otherwise, past and present, between each of your officers and directors and each officer, director, affiliate, shareholder, and bridge lender of IXI, past and present, including affirmative disclosure of the names of such parties and dates such relationships, connections, affiliations, agreements, or otherwise commenced.

Mr. John Reynolds
Securities and Exchange Commission
January 30, 2007

There are no relationships, connections, affiliations or agreements, past or present, between the Company’s officers and directors and each past and present officer, director, affiliate, shareholder, and bridge lender of IXI Mobile.

14.
In tabular format, please disclose the first date upon which each of your officers and directors first discussed the possibility of IXI as a target for ITAC, including affirmative disclosure of the names of such parties and dates of communication.

The Company’s officers and directors first discussed the possibility of IXI Mobile as a target on October 20, 2005. On that date, Mr. Itzhak Wulkan approached Israel Frieder, the Company’s chief executive officer, with the name of IXI Mobile. On November 15, 2005, the Company and IXI Mobile then executed a non-disclosure agreement. We have revised the disclosure in the Proxy Statement to indicate the foregoing.

15.	Please clarify how and when Mr. Vulkan was made aware of ITAC. In addition, clarify whether Mr. Vulkan and Mr. Wulkan refer to the same individual.

Mr. Wulkan contacted the Company on October 20, 2005. Mr. Wulkan is not the same individual as Mr. Rony Wulkan of Trigger Foresight. We have revised the disclosure in the Proxy Statement accordingly.

16.
Provide clear disclosure as to when ITAC and IXI were first introduced to each other and when discussions commenced. Provide a clear discussion of all communications, direct or indirect, between the parties.

As indicated above, the Company and IXI Mobile were first introduced to each other through Mr. Wulkan, who arranged the execution of a non-disclosure agreement on November 15, 2005, as well as the first meeting between the Company and the senior management of IXI on November 17, 2005, at the offices of IXI Mobile.

17.
In tabular format, please disclose all relationships, connections, affiliations, agreements, or otherwise between each of your officers and directors and each officer, director, affiliate, and shareholder of Southpoint Master Fund, LP, including affirmative disclosure of the names of such parties and dates such relationships, connections, affiliations, agreements, or otherwise commenced.

There are no relationships, connections, affiliations or other agreements between the Company’s officers, directors, affiliates and, to the Company’s knowledge, its shareholders between the Company and the officers, directors, affiliates and shareholders of Southpoint Master Fund, LP.

Mr. John Reynolds
Securities and Exchange Commission
January 30, 2007

18.
We also note your disclosure on page 52 that Messrs Teshuva and Mr. Wulkan are “representatives of Trigger-Foresight” and “made a presentation regarding the fairness of the consideration to be paid in the merger.” We note your disclosure on page 21 that “IXI was introduced to ITAC by Itzhak Wulkan Ventures Ltd. (“IWV”), an unaffiliated entity,” Please disclose whether this is the same Mr. Wulkan that “introduced” IXI to ITAC.

As noted in our response to comment 15, Mr. Itzhak Wulkan and Mr. Rony Wulkan are not the same individual. They are wholly unrelated to each other.

19.
If the Wulkan who was a representative of Trigger-Foresight is the same one who introduced IXI to ITAC, please disclose any conflicts that result in Trigger-Foresight delivering a fairness opinion and clarify your use of the term “unaffiliated” as noted in the previous comment, We may have further comment.

We believe this comment is inapplicable in light of our response to comment 18 above.

20.
Please disclose all relationships, connections, affiliations, agreements, or otherwise, past and present, between each officer, director, affiliate, employee, and shareholder of Trigger-Foresight (as well as its predecessor entities) and each officer, director, affiliate, employee, and shareholder of Itzhak Wulkan Ventures Ltd., including affirmative disclosure of the names of such parties and dates such relationships, connections, affiliations, agreements, or otherwise commenced.

There are no relationships, connections, affiliations or agreements, past and present, between each officer, director, affiliate, employee, and shareholder of Trigger-Foresight (as well as its predecessor entities) and each officer, director, affiliate, employee, and shareholder of Itzhak Wulkan Ventures Ltd.

21.
Please disclose all relationships, connections, affiliations, agreements, or otherwise, past and present, between each officer, director, affiliate, employee, and shareholder of Trigger-Foresight (as well as its predecessor entities) and each officer, director, affiliate, and shareholder of IXI, including affirmative disclosure of the names of such parties and dates such relationships, connections, affiliations, agreements, or otherwise commenced.

There are no relationships, connections, affiliations or other agreements between any officer, director, affiliate, employee or shareholder of Trigger-Foresight (and its predecessor entities) and IXI Mobile’s officers, directors, affiliates and, to IXI Mobile’s knowledge, its shareholders.

Mr. John Reynolds
Securities and Exchange Commission
January 30, 2007

22.
Please advise the Staff supplementally of every shareholder of IXI and with your next amendment, provide us with all schedules, exhibits, annexes and attachments to the merger agreement annexed to your proxy. All material schedules, exhibits, annexes and attachments to the merger agreement should be filed.

Attached hereto as Exhibit A is a list of every shareholder of IXI Mobile. Please be advised that all schedules, exhibits, annexes and attachments to the merger agreement have been previously submitted to the Staff.

23.	Please provide the Staff with a copy of the February 2, 2006 letter of intent between ITAC and IXI.

A copy of the February 2, 2006 letter of intent between the Company and IXI Mobile is attached hereto as Exhibit B.

24.
We note your statement that the board evaluated the transaction without regard to the targets because they were set as levels that would exceed their expectations. Please clarify whether the board established a projected revenue for 2006 in its evaluation and clarify whether the company met that particular target. We may have further comment.

The Company’s board did not establish projected revenue targets for 2006 in its evaluation, for reasons described in our response to Comment 11

Valuation Overview. page 57

25.	In discussing the discounted cash flow analysis, please revise to clarify if management believes that the disclosed multiples and discount rates used in this analysis are reasonable.

We have revised the disclosure in the Proxy Statement to indicate that the Company’s management believes the disclosed multiples and discount rates used in the analysis are reasonable.

26.
We note the benchmark analysis disclosure on page 59 using comparable companies. Please name the companies used in this analysis. Also, because enterprise value is determined by market capitalization, which is in turn affected by revenues and profits, please revise to disclose the revenues and profits for the companies and compare them to those of the target so that investors can determine if they are reasonably comparable, Explain how you determined the companies were comparable companies, given the lack of direct comparison. Also, please provide similar disclosure for the companies listed in your selected acquisitions analysis.

We have revised the disclosure in the Proxy Statement as requested.

Mr. John Reynolds
Securities and Exchange Commission
January 30, 2007

27.	Explain the Merger Consideration Analysis in greater detail. The disclosure does not indicate what analysis occurred, or the valuation as a result of the analysis.

We have revised the disclosure in the Proxy Statement as requested.

Executive Compensation, page 94

28.	Please update to include information as of the fiscal year ended 2006.

The 2006 audit is not complete at this time. Accordingly, we cannot update the information for fiscal year ended December 31, 2006.

The IXI Business, page 103

29.
We note the following disclosure on page 108: “In April 2005, following the acquisition of AT&T Wireless by Cingular Wireless, Inc., IXI and Cingular agreed to cancel this agreement.” Please disclose where IXI first discovered that Cingular might wish to discontinue the agreement between IXI and Cingular.

IXI Mobile and Cingular Wireless, Inc. signed the agreement terminating the Supply Agreement on April 20, 2005. This came after several weeks of discussions as to the impact of the Cingular acquisition of AT&T and the nature of the relationship between the companies thereafter. We have revised the disclosure in the Proxy Statement to indicate the foregoing.

Sales and Marketing, page 108

30.	Please name the major IM provider with whom you entered into the agreement in November 2006.

The name of the IM provider is ICQ, Inc. We have revised the disclosure in the Registration Statement to indicate the foregoing.

Beneficial Ownership, page 135

31.	Please disclose the control person(s) for each entity listed in the table.

We have revised the disclosure in the Beneficial Ownership table to include the control person for each entity listed in the table.

Certain Relationships and Related Party Transactions, page 137

32.
Please provide an additional section with respect to the transactions entered into by the members of your IPO syndicate, EarlyBirdCapital and Maxim Group in connection with the proposed merger and the vested interests and conflicts that result, including, but not limited to their provision of “advisory services” post-merger and placement fees received in connection with XI’s bridge financing. We may have further comment.

Mr. John Reynolds
Securities and Exchange Commission
January 30, 2007

We have revised the disclosure in the Proxy Statement to include a section on the transactions entered into by the Company and members of its IPO syndicate as requested.

33.
We note the following disclosure: “In connection with IXI’s bridge loan, IXI engaged EarlyBirdCapital and Maxim Group to act as exclusive co-placement agents in the United States and as non-exclusive co-placement agents in Europe.” Please provide the Staff with copies of all agreements between IXI, EarlyBirdCapital and Maxim Group with respect to such engagements.

We direct the Staff to our response to Comment 28 of the Staff’s letter dated September 6, 2006 as well as Exhibit 10.27 included with Amendment No. 1 to the Company’s Registration Statement on Form S-4 (File No. 333-136092) filed with the SEC on September 29, 2006 in response to such comment. Accordingly, the Staff has already been provided with copies of all agreements between IXI Mobile, EarlyBirdCapital, Inc. and Maxim Group.

IXI Related Party Transactions, page 138

34.
We note the following disclosure on page 138; “In connection with IXI’s contractual relationship with Swisscom, Landa and the Gemini Funds issued a conditional guarantee of IXI’s obligations to Swisscom in November 2005 of up to a maximum amount of $4,000,000, In consideration for the grant of the guarantee, IXI issued 11,478,379 shares of Series D-1 Preferred Stock to Landa and the Gemini Funds. IXI believes that the guarantee expired upon the consummation of the bridge loan. In February 2006, Concord Ventures elected to participate in this guarantee and was allocated a portion of the consideration.”

Please clarify how Concord was “allocated a portion of the consideration” if, as you disclose, Landa and Gemini had already been issued the shares in consideration of the guarantee.

As previously disclosed, Gemini and Landa provided the "Swisscom Guaranty" in November 2005. In February 2006 Gemini, Landa and Concord agreed that Concord would participate in the Guaranty, thus allowing Gemini and Landa to reduce their stake in the Guaranty and allow Concord to participate in the benefits granted to the Swisscom guarantors. Pursuant to IXI Mobile’s Certificate of Incorporation, IXI Mobile had to send to the other shareholders of the same class (D-1) a Right of First Refusal notice, and thus the Gemini, Landa and Concord agreement was subject to such stockholders' rights. IXI Mobile duly sent the Right of First Refusal notice to its stockholders. Thereafter, IXI Mobile issued the D-1 stock, related to the Swisscom Guaranty (in February 2006) pursuant to the Gemini, Landa and Concord agreement.

Mr. John Reynolds
Securities and Exchange Commission
January 30, 2007

Financial Statements, page F-1

Note 9 - Convertible Loans, page F-27

35.
We note your disclosure on page F-30 regarding the accounting treatment for the modification to the terms of the new convertible bridge loan, and your disclosures regarding the pro forma adjustments relating to this modification on page 84. Please tell us how you determined that you met each of the criteria outlined in the three-part test described in EITF 06-6 to determine that the modifications should not be accounted for as an extinguishment. Provide all supporting calculations, including those performed for the third-tier test.

Please see the attached Exhibit B which outlines how IXI Mobile determined that it met each of the criteria outlined in the three-part test described in EITF 06-6.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Israel Frieder Richard H. Gilden, Esq.